

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
Ms. Kimberly A. Weimer
Vice President and Chief Financial Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re:** **Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-174225**

Dear Ms. Weimer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Prospectus Summary, page 1

Summary Unaudited Pro Forma Combined Financial and Operating Data of the Underlying Properties and Unaudited Pro Forma Distributable Income of the Trust, page 8

1. We note your reference to the unaudited pro forma distributable income of the trust as "unaudited pro forma available cash" on page 9. It appears, however, that you are referring to the term "distributable income" rather than "available cash." Please advise or revise.

Projected Cash Distributions, page 45

2. We note your disclosures on pages 50 and 51 with respect to the sensitivity of projected cash distributions to oil and natural gas production and prices. With a view towards disclosure, please tell us the threshold prices at which the trust would be unable to make the monthly cash distribution.

3. Given the recent price fluctuations in the commodity futures market, please advise what consideration you have given to update your disclosures of projected cash distributions.

Exhibit 5.1

4. We note that your legal opinion make assumptions about parties other than the trust. Please obtain and file a new opinion that does not make assumptions relating to Enduro Resource Partners, LLC, which we note is a co-registrant.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Sean T. Wheeler
        Latham & Watkins LLP